THIS IS A CONFIRMING COPY OF AMENDMENT NO. 1
                               TO THE SCHEDULE 13D ORIGINALLY FILED ON PAPER
                                       WITH THE COMMISSION ON APRIL 14, 1995


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                            Exide Electronics Group, Inc.
                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
                            (Title of Class of Securities)

                                        302052
                                    (CUSIP NUMBER)

                                   Diane S. Eismont
                                      Secretary
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279
                                    (412) 393-6080
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Victor A. Roque, Esq.
                                   General Counsel
                                      DQE, Inc.
                                   301 Grant Street
                                Pittsburgh, PA  15279

                                    April 10, 1995
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 o f the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



           CUSIP No. 302052              13D


             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DQE, INC.

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [X]


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  AF

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania

                NUMBER OF       7   SOLE VOTING POWER
                  SHARE
              BENEFICIALLY          0
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          611,250 shares (See Item 5)

                                9   SOLE DISPOSITIVE POWER

                                    0

                                10  SHARED DISPOSITIVE POWER

                                    611,250 shares (See Item 5)

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  611,250 shares (See Item 5)

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        [ ]


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.90%

             14   TYPE OF REPORTING PERSON*

                  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


           CUSIP No. 302052              13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  DUQUESNE ENTERPRISES, INC.

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [X]


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  WC

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania

                NUMBER OF       7   SOLE VOTING POWER
                  SHARE
              BENEFICIALLY          0
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          611,250 (See Item 5)

                                9   SOLE DISPOSITIVE POWER

                                    0

                                10  SHARED DISPOSITIVE POWER

                                    611,250 (See Item 5)

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  611,250 shares (See Item 5)

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        [ ]


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.90%

             14   TYPE OF REPORTING PERSON*

                  CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


           CUSIP No. 302052              13D

             1    NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  THOMAS A. HURKMANS

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [X]


             3    SEC USE ONLY



             4    SOURCE OF FUNDS*

                  PF

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]


             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
                NUMBER OF       7   SOLE VOTING POWER
                 SHARES
              BENEFICIALLY          2,526 shares (See Item 5)
                OWNED BY
                  EACH          8   SHARED VOTING POWER
                REPORTING
               PERSON WITH          0

                                9   SOLE DISPOSITIVE POWER

                                    2,526 shares (See Item 5)

                                10  SHARED DISPOSITIVE POWER

                                    0

             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  2,526 shares (See Item 5)

             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                        [ ]


             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .03%

             14   TYPE OF REPORTING PERSON*

                  IN

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


               This Amendment No. 1 amends the statement on Schedule 13D (the "Statement") filed with the Commission on February 21, 1995 with respect to the common stock, par value $.01 per share (the "Common Stock"), of Exide Electronics Group, Inc., a Delaware corporation (the "Issuer"). Terms used and not otherwise defined herein shall have the respective meanings set forth in the Statement.

          Item 1.   Security and Issuer

               The information provided in Item 1 has not changed since the filing of the statement.

          Item 2.   Identity and Background

               Except as otherwise expressly indicated below, the information provided in Item 2 has not changed since the filing of the Statement.

               This statement is filed jointly by DQE, Inc., a Pennsylvania corporation, by Duquesne Enterprises, Inc., a Pennsylvania corporation which is a wholly-owed subsidiary of DQE ("Duquesne Enterprises") and by Thomas A. Hurkmans, Vice President of Duquesne Enterprises ("Hurkmans") (DQE, Duquesne Enterprises and Hurkmans shall hereinafter be referred to collectively as the "Reporting Persons").

               DQE is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), pursuant to Section 3(a)(1) of the 1935 Act. DQE's principal place of business and principal executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania 15108-3184.

               Duquesne Enterprises makes investments in non-regulated businesses. Duquesne Enterprises' principal place of business and principal executive offices are located at 330 Grant Street, Pittsburgh, Pennsylvania 15219.

               During the last five years neither DQE nor Duquesne Enterprises was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The name, business address, citizenship, present principal occupation or employment, and the names and addresses of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of DQE and (ii) each of the executive officers and directors of Duquesne Enterprises are set forth in Appendix A attached hereto and incorporated herein by reference.

               During the last five years, to the knowledge of each of the Reporting Persons, no person identified in Appendix A was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Hurkmans is Vice President of Duquesne Enterprises and a resident of Pennsylvania. His business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219. Hurkmans is a United States citizen.

               During the last five years Hurkmans has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdictions, and was consequently not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds

               Except as otherwise expressly indicated below, the information provided in Item 3 has not changed since the filing of the Statement.

               DQE does not own any shares of Common Stock directly. Other than through its wholly-owned subsidiary, Duquesne Enterprises, DQE does not beneficially own any shares of the Common Stock.

               Duquesne Enterprises is the record and beneficial owner of 611,250 shares of the Common Stock. Of the 611,250 shares beneficially owned by Duquesne Enterprises, 526,250 shares were issued to Duquesne Enterprises upon conversion, pursuant to the Reorganization Agreement attached hereto as Exhibit A, of 25,000 shares of Series B Cumulative Convertible Preferred Stock (the "IPM Series B Preferred Shares") of International Power Machines Corporation, a Delaware corporation ("IPM"), held by Duquesne Enterprises. Duquesne Enterprises acquired the IPM Series B Preferred Shares at an aggregate purchase price of $2,500,000. The source of all the funds used by Duquesne Enterprises to acquire the IPM Series B Preferred Shares was a contribution to capital from Duquesne Enterprises by DQE. The funds contributed by DQE to Duquesne Enterprises were obtained from the working capital of DQE and were not the result of a loan or other borrowing arrangement. 70,000 of the shares beneficially owned by Duquesne Enterprises were acquired by Duquesne Enterprises through a contribution to capital from DQE. DQE had acquired the 70,000 shares through a dividend on April 4, 1995 from DQE's wholly-owned subsidiary, Montauk, Inc. Montauk, Inc. acquired the 70,000 shares of Common Stock in an open market transaction on March 7, 1995, at a purchase price of $16.50 per share for an aggregate purchase price of $1,157,800 including brokerage commissions. The funds used by Montauk, Inc. to acquire the Common Stock were obtained from the working capital of Montauk. The remaining 15,000 shares of Common Stock beneficially owned by Duquesne Enterprises were acquired by Duquesne Enterprises in an open market transaction on April 10, 1995 at a purchase price of $16.375 per share for an aggregate purchase price of $245,625.

          Item 4.   Purpose of the Transaction

               Except as otherwise expressly indicated below, the information provided in Item 4 has not changed since the filing of the Statement.

               Each of DQE, Duquesne Enterprises and Hurkmans has acquired the Common Stock of the Issuer as long-term investments in the Issuer's capital stock. None of DQE, Duquesne Enterprises or Hurkmans presently intends to acquire control over the Issuer.
          To the knowledge of each of the Reporting Persons, none of the executive officers and directors of DQE or the executive officers and directors of Duquesne Enterprises presently intends to acquire control over the Issuer. The Reporting Persons presently intend to purchase additional securities of the Issuer should the market price remain attractive. Such purchases may be made in open market transactions or privately negotiated transactions and may be consummated with or without the services of a broker. Based upon the amount of such additional purchases, the Reporting Persons may seek representation on the board of directors of the Issuer commensurate with such ownership. Similarly, subject to applicable law, and depending upon market and other factors, the Reporting Persons may from time to time determine to dispose of some or all of the shares of Common Stock. Furthermore, the Reporting Persons may increase or decrease their respective investments in the Issuer, depending on the price and availability of the Issuer's securities, the amount of working capital available to the Reporting Persons for such purposes, general economic and stock market conditions, tax considerations, subsequent developments affecting the Issuer, the Reporting Persons' evaluation of the Issuer's business and future prospects, the Issuer's acceptance of the Reporting Persons as investors in the Issuer, the status of the Reporting Persons under the Rights Agreement between the Issuer and First Union National Bank of North America, as Rights Agent, dated as of November 25, 1992, and other considerations, including the obtaining of any necessary regulatory approvals.

               Other than as described in this Item 4, none of the Reporting Persons or the persons listed in Appendix A has any present plans or proposals which relate to or would result in:
          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

          Item 5.   Interest in Securities of the Issuer

               Except as otherwise expressly indicated below, the information provided in Item 5 has not changed since the filing of the Statement.

               (a) DQE owns no shares of Common Stock other than through its wholly-owned subsidiary Duquesne Enterprises. Through such subsidiary, DQE beneficially owns 611,250 shares of Common Stock representing approximately 7.90% of the outstanding shares of Common Stock. Duquesne Enterprises directly and beneficially owns 611,250 shares of Common Stock representing approximately 7.90% of the outstanding shares of Common Stock. Duquesne Enterprises shares the power to vote or direct the vote and the power to dispose or direct the disposition of such shares with DQE as a result of DQE's status as the sole shareholder of Duquesne Enterprises. Other than as described herein, to the knowledge of the Reporting Persons, the executive officers and directors of each of DQE and Duquesne Enterprises, other than in their respective capacities as officers and/or directors of DQE and Duquesne Enterprises, have no interest in, power to vote or direct the vote of, or power to dispose or direct the disposition of any of such shares. Hurkmans directly owns 2,526 shares of Common Stock representing approximately .03% of the outstanding shares of Common Stock. Hurkmans has the sole power to vote or direct the vote of such shares and to dispose or direct the disposition of such shares. Hurkmans does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of such shares.

               The number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership of Duquesne Enterprises and Hurkmans, respectively, are based on 7,736,929 outstanding shares of the Issuer's Common Stock as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994.

               (b) Given that DQE is the sole shareholder of Duquesne Enterprises, DQE and Duquesne Enterprises share with each other the power to vote and dispose of the Common Stock beneficially owned by each of them. Hurkmans has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him.

               (c) Other than the transactions described above, DQE, Duquesne Enterprises and Hurkmans have not entered into any transactions regarding the securities of the Issuer during the last sixty days.

               (d)  Not Applicable.

               (e)  Not Applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

               The information provided in Item 6 has not changed since the filing of the Statement.

          Item 7.   Material to be Filed as Exhibits

          Appendix A - Information Regarding executive
                       officers and directors of DQE
                       and Duquesne Enterprises, Inc.

          Exhibit A -  Agreement and Plan of
                       Reorganization dated as of
                       August 25, 1994, as amended by
                       the First Amendment to
                       Agreement and Plan of
                       Reorganization dated as of
                       December 14, 1994 and the
                       Second Amendment to Agreement
                       and Plan of Reorganization
                       dated as  of  January 5, 1995,
                       among Exide Electronics Group,
                       Inc., Exide Electronics
                       Acquisition, Inc. and
                       International Power Machines
                       Corporation and the related
                       Certificate of Merger attached
                       as Exhibit A thereto.
                       (Incorporated by reference to
                       Exhibit No. 2.1 to the
                       Registration Statement of Exide
                       Electronics Group, Inc. on Form
                       S-4, Registration No. 33-88324,
                       filed with the Commission on
                       January 6, 1995 ("Form S-4").)

          Exhibit B -  Stockholder Agreement dated as
                       of August 25, 1994 by and
                       between Duquesne Enterprises,
                       Inc. and Exide Electronics
                       Group, Inc.  (Incorporated by
                       reference to Exhibit 2.4 of
                       Form S-4.)

          Exhibit C -  Registration Rights Agreement
                       dated as of January 5, 1995
                       between Duquesne Enterprises,
                       Inc. and Exide Electronics
                       Group, Inc.  During the last
                       five years DQE has not been
                       convicted in a criminal
                       proceeding (excluding traffic
                       violations or similar
                       misdemeanors) and was not a
                       party to a civil proceeding of
                       a judicial or administrative
                       body of competent jurisdiction,
                       and consequently was not
                       subject to a judgment, decree
                       or final order enjoining future
                       violations of, or prohibiting
                       or mandating activities subject
                       to, federal or state securities
                       laws or finding any violation
                       with respect to such laws.
                       (Incorporated by reference to
                       Exhibit C to the Schedule 13D
                       relating to the securities of
                       Exide Electronics Group, Inc.
                       filed by Duquesne Enterprises
                       and Hurkmans on February 21,
                       1995 (the "Schedule 13D").

          Exhibit D -  Affiliate Agreement dated as of
                       August 25, 1994 between Exide
                       Electronics Group, Inc., and
                       Duquesne Enterprises, Inc.
                       During the last five years DQE
                       has not been convicted in a
                       criminal proceeding (excluding
                       traffic violations or similar
                       misdemeanors) and was not a
                       party to a civil proceeding of
                       a judicial or administrative
                       body of competent jurisdiction,
                       and consequently was not
                       subject to a judgment, decree
                       or final order enjoining future
                       violations of, or prohibiting
                       or mandating activities subject
                       to, federal or state securities
                       laws or finding any violation
                       with respect to such laws.
                       (Incorporated by reference to
                       Exhibit D to Schedule 13D).

          Exhibit E -  Joint Filing Agreement pursuant
                       to Rule 13d-1(f).


          Signatures

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


          Dated:  April 12, 1995

                                      DQE, INC.

                                      By:   /s/ Gary L. Schwass
                                         ________________________________
                                         Name:  Gary L. Schwass
                                         Title: Executive Vice President,
                                                Chief Financial Officer
                                                and Treasurer


                                      DUQUESNE ENTERPRISES, INC.

                                      By:   /s/ James D. Mitchell
                                         ________________________________
                                         Name:  James D. Mitchell
                                         Title: President


                                      THOMAS A. HURKMANS

                                            /s/ Thomas A. Hurkmans
                                      ____________________________________


                                    Exhibit Index

                                                                Sequential
               Item                   Description                Page No.

           Appendix A -  Information Regarding Executive
                         Officers and Directors of DQE and
                         Duquesne Enterprises, Inc.

           Exhibit A -   Agreement and Plan of Reorganization
                         dated as of August 25, 1994, as
                         amended by the First Amendment to
                         Agreement and Plan of Reorganization
                         dated as of December 14, 1994 and
                         the Second Amendment to Agreement
                         and Plan of Reorganization dated
                         as  of  January 5, 1995, among Exide
                         Electronics Group, Inc., Exide
                         Electronics Acquisition, Inc. and
                         International Power Machines
                         Corporation and the related
                         Certificate of Merger attached as
                         Exhibit A thereto.  (Incorporated by
                         reference to Exhibit No. 2.1 to the
                         Registration Statement of Exide
                         Electronics Group, Inc. on Form S-4,
                         Registration No. 33-88324, filed
                         with the Commission on January 6,
                         1995 ("Form S-4").)

           Exhibit B -   Stockholder Agreement dated as of
                         August 25, 1994 by and between
                         Duquesne Enterprises, Inc. and Exide
                         Electronics Group, Inc.
                         (Incorporated by reference to
                         Exhibit 2.4 of Form S-4.)

           Exhibit C -   Registration Rights Agreement dated
                         as of January 5, 1995 between
                         Duquesne Enterprises, Inc. and Exide
                         Electronics Group, Inc.
                         (Incorporated by reference to
                         Exhibit C to the Schedule 13D
                         relating to the securities of Exide
                         Electronics Group, Inc. filed by
                         Duquesne Enterprises and Hurkmans on
                         February 21, 1995 ("Schedule 13D").

           Exhibit D -   Affiliate Agreement dated as of
                         August 25, 1994 between Exide
                         Electronics Group, Inc., and
                         Duquesne Enterprises, Inc.
                         (Incorporated by reference to
                         Exhibit D to Schedule 13D).

           Exhibit E -   Joint Filing Agreement pursuant to
                         Rule 13d-1(f).

                                      Appendix A

                        Set forth below are the name and position of each of the directors and executive officers of DQE and Duquesne Enterprises. Except as otherwise indicated, the principal occupation of each person listed below is his or her executive position with DQE and/or Duquesne Enterprises, as the case may be; the business address of each such person is 301 Grant Street, Pittsburgh, Pennsylvania 15279 except for Thomas A. Hurkmans and Anthony J. Villiotti, each of whose business address is 330 Grant Street, Pittsburgh, Pennsylvania 15219; and each person is a citizen of the United States.


                              Executive Officers of DQE

                     Name                          Position

           Wesley W. von Schack     Chairman of the Board, President and
                                    Chief Executive Officer

           Gary L. Schwass          Executive Vice President, Chief
                                    Financial Officer and Treasurer
           David D. Marshall        Executive Vice President

           James D. Mitchell        Vice President

           Raymond H. Panza         Controller


                                   Directors of DQE

                                    Principal Occupation and Business
                                    Address (if other than as indicated
                     Name           above)

           Daniel Berg              Institute Professor,
                                    Rensselaer Polytechnic Institute
                                    (RPI)
                                    CII-05015
                                    Troy, NY  12180-3590

           Doreen E. Boyce          President of the Buhl Foundation
                                    (charitable institution for education
                                    and public purposes)
                                    Four Gateway Center
                                    Pittsburgh, PA  15222

           Robert P. Bozzone        Vice-Chairman of Allegheny Ludlum
                                    Corporation (specialty metals
                                    production)
                                    1000 Six PPG Place
                                    Pittsburgh, PA  15222

           Sigo Falk                Managment of Personal Investments
                                    3315 Grant Building
                                    Pittsburgh, PA  15219

           William H. Knoell        Retired
                                    9 Twickenham
                                    Hilton Head Island, SC  29928

           G. Christian Lantzsch    Retired
                                    Spanish Tract Road
                                    Sewickley, PA  15143

           Robert Mehrabian         President, Carnegie Mellon University
                                    5000 Forbes Avenue
                                    Pittsburgh, PA  15213-3890

           Thomas J. Murrin         Dean, A. J. Palumbo School of
                                    Business Administration of Duquesne
                                    University
                                    709 Rockwell Hall
                                    Pittsburgh, PA  15282

           Robert B. Pease          Senior Vice President
                                    National Development Corporation
                                    (real estate)
                                    4415 Fifth Avenue
                                    Pittsburgh, PA  15213

           Eric W. Springer         Partner of Horty, Springer & Mattern,
                                    P.C. (attorneys-at-law)
                                    4614 Fifth Avenue
                                    Pittsburgh, PA  15213

           Wesley W. von Schack     Chairman, President and Chief
                                    Executive Officer of DQE; Chairman of
                                    the Board and Chief Executive Officer
                                    of Duquesne Light Company


                      Executive Officers of Duquesne Enterprises

                    Names                          Position

           Wesley W. von Schack     Chairman of the Board

           James D. Mitchell        President

           Kerry N. Diehl           Vice President

           Thomas A. Hurkmans       Vice President

           Anthony J. Villiotti     Vice President, Treasurer and
                                    Controller

           Diane S. Eismont         Secretary


                          Directors of Duquesne Enterprises

                                    Principal  Occupation and Business
                                    Address (if other than as indicated
                     Name           above)

           Wesley W. von Schack     Chairman of the Board, President and
                                    Chief Executive Officer of DQE;
                                    Chairman of the Board and Chief
                                    Executive Officer of Duquesne Light
                                    Company

           Gary L. Schwass          Executive Vice President, Chief
                                    Financial Officer and Treasurer, DQE;
                                    Senior Vice President and Chief
                                    Financial Officer,  Duquesne Light
                                    Company

           David D. Marshall        Executive Vice President, DQE;
                                    President and Chief Operating
                                    Officer, Duquesne Light Company

           Dianna L. Green          Senior Vice President Administration,
                                    Duquesne Light Company


                                      EXHIBIT E

                                JOINT FILING AGREEMENT

                    In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of Exide Electronics Group, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute in one or more
          counterparts this Agreement of this      day of April, 1995.


                                      DUQUESNE ENTERPRISES, INC.

                                      By:   /s/ James D. Mitchell
                                         ________________________________

                                         Name:  James D. Mitchell
                                         Title: President


                                      DQE, INC.

                                      By:   /s/ Gary L. Schwass
                                         ________________________________
                                         Name:  Gary L. Schwass
                                         Title: Executive Vice President,
                                                Chief Financial Officer
                                                and Treasurer


                                      THOMAS A. HURKMANS

                                            /s/ Thomas A. Hurkmans
                                      ____________________________________